

June 16, 2011

Via E-mail
Dennis R. Raefield
Chief Executive Officer
Mace Security International, Inc.
240 Gibraltar Rd., Suite 220
Horsham, PA 19044

> **Re: Mace Security International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-173848**

Dear Mr. Raefield:

We have reviewed your response letter and amended registration statement and have the following comments.

<u>Will our officers, directors and significant stockholders be exercising their subscription rights?,</u>
<u>page 5</u>

1. You disclose that your stockholders Lawndale Capital Management, LLC and Nantahala Capital Management LLC have indicated to you on a non-binding basis that they intend to participate in the rights offering. This disclosure suggests that these stockholders became aware of the proposed rights offering before you filed your registration statement and further suggests that, as to them, you may have already commenced the rights offering privately (i.e., by offering the securities to them privately). Please note that a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. In view of the foregoing, please describe for us the facts and circumstances of any communications about the rights offering between you and Lawndale and Nantahala before you filed your registration statement and provide us with your legal analysis as to whether such communications constitute an "offer" for purposes of the definition of that term in Section 2(a)(3) of the Securities Act of 1933, as amended.

<u>Selling Stockholders and Distribution by the Selling Stockholders, page 25</u>

2. We note your revised disclosure that Merlin and three assignees of Merlin will purchase the Additional Stock. Elsewhere in the prospectus (e.g., the prospectus cover page), you indicate that Merlin and <u>up to</u> three assignees of Merlin will purchase the Additional Stock. We also note that you have named two assignees. Please revise your disclosure to reconcile these statements. Further, please note that if Merlin chooses to name a third assignee, you must add that previously unidentified assignee to the selling stockholders table, using a post-effective amendment if the addition occurs after the effective date of the registration statement.

3. We note the following statement on page 26: "To our knowledge, none of the Selling Stockholders or their beneficial owners is a broker-dealer or affiliated with a broker-dealer, except that Merlin Partners, LP is under common control with Ancora Securities, Inc, a broker-dealer." As Merlin Partners is under common control with Ancora Securities, which you acknowledge is a broker-dealer, Merlin Partners is an affiliate of a broker-dealer. Please refer to the definition "affiliate" in Rule 405 under the Securities Act of 1933, as amended. Accordingly, please revise the aforementioned statement to state clearly that Merlin Partners is an affiliate of a broker-dealer. Further, to the extent that Messrs. Fedeli and Spitalieri, Merlin Partners' assignees, are persons who directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Merlin Partners or Ancora Securities or both, they would appear to be affiliates of a broker-dealer, too, and should be identified as such in the prospectus. Finally, for each of the aforementioned selling stockholders that is an affiliate of a broker-dealer, please revise your disclosure to indicate that (a) the selling stockholder purchased the Additional Stock in the ordinary course of business and (b) <u>at the time of the purchase</u> of the Additional Stock, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder cannot make these representations, then please identify that selling stockholder as an underwriter in your prospectus.

4. Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by Merlin Partners. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

<u>Incorporation of Certain Documents by Reference, page 42</u>

5. Please include in your list of documents the Definitive Proxy Statement filed June 10, 2011. Please refer to the requirements of Item 12(a) of Form S-1.

<u>Exhibit 5.1</u>

6. Please have counsel revise assumption (v) of the fourth paragraph to exclude Mace Security International, Inc.

       You may contact Chambre Malone at (202) 551-3262, or in her absence, Dietrich King at (202) 551-3338 if you have any questions.

                       Sincerely,

                       /s/ Dietrich King for

                       Pamela Long
                       Assistant Director

cc: Gerald J. Guarcini, Esq. (Via E-mail to guarcini@ballardspahr.com)